Exhibit 99.1

Sapiens Opens New Local Support Center in Istanbul, Turkey

New facility to provide enhanced service and support to customers in the region

Holon, Israel – January 5, 2017 – Sapiens International Corporation, (NASDAQ and TASE: SPNS), a leading global provider of software solutions for the insurance industry, with a growing presence in the financial services sector, announced a new center in Istanbul, Turkey to support its growing business and strategic customers in the region, including Anadolu Insurance Company (Anadolu).

“In meeting with customers and potential clients across Turkey and the region, we are seeing increased demand for core insurance solutions that will enable insurers to succeed in this competitive market,” said Henry Ainouze, vice president of sales and operations, Sapiens EMEA. “Sapiens’ deep knowledge of the Turkish market, combined with our best-in-class life and pension and general insurance software suites, enable insurers to provide advanced digital services to their customers and employees.”

This latest announcement follows Sapiens’ multi-million dollar agreement with Anadolu, a private insurer operating in Turkey and a long-time Sapiens customer, and the establishment of Sapiens’ new head office in Copenhagen, Denmark. The new center in Istanbul supports Sapiens’ goal of establishing a local office to support existing customers in areas with growth potential.

“Sapiens remains dedicated to pursuing opportunities which enable us to get closer to our customers around the globe, allowing us to provide enhanced service and support,” said Roni Al-Dor, president and CEO of Sapiens. “We look forward to expanding our relationships with existing customers and establishing relationships with new ones.”

About Sapiens

Sapiens International Corporation (NASDAQ and TASE: SPNS) is a leading global provider of software solutions for the insurance industry, with a growing presence in the financial services sector. Sapiens offers core, end-to-end solutions to the global general insurance, property and casualty, life, pension and annuities, reinsurance and retirement markets, as well as business decision management software. The company has a track record of over 30 years in delivering superior software solutions to more than 200 financial services organizations. The Sapiens team of over 1,900 professionals operates through our fully-owned subsidiaries in North America, the United Kingdom, EMEA and Asia Pacific. For more information: www.sapiens.com.

Investor and Media Contact

Yaffa Cohen-Ifrah

Chief Marketing Officer and Head of Corporate Communications

Sapiens International

Mobile: +1-201-250-9414

Phone: +972-3-790-2026

Email: Yaffa.cohen-ifrah@sapiens.com